FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2003

Commission File Number 333-98233

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

500, 630 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documentation is being submitted herewith:

(a)	Form 45-102F2 – Certificate dated February 3, 2003 under Subsection 2.7(2) or (3) of Canadian Securities Administrators’ Multilateral Instrument 45-102 Resale of Securities;

(b)	Press Release dated February 3, 2003;

(c)	Press Release dated February 4, 2003;

(d)	Press Release dated February 7, 2003;

(e)	Form 45-102F2 – Certificate dated February 7, 2003 under Subsection 2.7(2) or (3) of Canadian Securities Administrators’ Multilateral Instrument 45-102 Resale of Securities;

(f)	Material Change Report dated February 11, 2003; and

(g)	Press Release dated February 12, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST by its Administrator PARAMOUNT ENERGY OPERATING CORP.

Date:	February 25, 2003	By:	/s/ Susan L. Riddell Rose Name: Susan L. Riddell Rose Title: President and Chief Operating Officer